EXHIBIT 99.1

Taseko announces First Cathode Harvest at Florence Copper

Arizona facility produces first new supply of U.S. copper in more than a decade

VANCOUVER, British Columbia, March 02, 2026 (GLOBE NEWSWIRE) -- Taseko Mines Limited (TSX: TKO; NYSE American: TGB; LSE: TKO) (“Taseko” or the “Company”) is pleased to announce its Florence Copper operation in Arizona has harvested the first copper cathodes from its recently completed commercial production facility.

Late February, Taseko announced the start-up of Florence Copper’s electrowinning plant and the commencement of copper production. Last week, the first copper cathodes were harvested, representing the first new copper production from a greenfield facility in the United States since 2008.

Once Florence Copper achieves its nameplate capacity of 85 million pounds of LME Grade A copper metal per year, Taseko will become the third largest copper cathode producer in America. The operation is expected to produce a minimum of 1.5 billion pounds of copper over the next 22 years.

Stuart McDonald, President & CEO of Taseko, commented “The production of first copper in Arizona represents a landmark achievement for the Florence Copper team and a major milestone for Taseko, as we continue our journey to become a leading North American copper producer.”

Florence Copper is the first greenfield site globally to employ ISCR, a unique and low-cost method of producing copper metal which delivers compelling environmental advantages over conventional mining.

With copper production in the U.S. essentially flat in recent years, and global copper demand continuing to rise, Florence Copper represents an important step forward for America’s critical minerals strategy.

“Producing LME Grade A copper cathode for America’s manufacturing sector, including automotive, semiconductor, defense/aerospace and AI data centers, will meaningfully strengthen US manufacturing and supply chain security,” McDonald said. “All of the copper metal produced at Florence will remain in the United States to help address America’s growing reliance on copper imports at a time of burgeoning global demand.”

“The journey to first production at Florence Copper – from envisioning a stand-alone ISCR operation, to undertaking the extensive test work and permitting, and ultimately completing construction on-time and on-budget – is a testament to the resourcefulness, purpose and commitment of the entire Taseko team,” McDonald said.

“We are proud to be making copper in the United States, and we look forward to continuing to grow our business as a leading North America-focused copper producer.”

For further information on Taseko, see the Company’s website at tasekomines.com or contact:

  Investor enquiries: Brian Bergot, Vice President, Investor Relations – 778-373-4554
  Media enquiries: Sean Magee, Vice President, Corporate Affairs – 604-351-2550

Stuart McDonald
President and CEO

No regulatory authority has approved or disapproved of the information contained in this news release.

Caution Regarding Forward-Looking Information

This document contains “forward-looking statements” that were based on Taseko’s expectations, estimates and projections as of the dates as of which those statements were made. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “outlook”, “anticipate”, “project”, “target”, “believe”, “estimate”, “expect”, “intend”, “should” and similar expressions.

Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the Company’s actual results, level of activity, performance or achievements to be materially different from those expressed or implied by such forward-looking statements. These included but are not limited to:

  uncertainties about the future market price of copper and the other metals that we produce or may seek to produce;
  changes in general economic conditions, the financial markets and in the market price for our input costs including due to inflationary impacts, such as diesel fuel, acid, steel, concrete, electricity and other forms of energy, mining equipment, and fluctuations in exchange rates, particularly with respect to the value of the U.S. dollar and Canadian dollar, and the continued availability of capital and financing;
  inherent risks associated with mining operations, including our current mining operations at Gibraltar and Florence Copper, and their potential impact on our ability to achieve our production estimates;
  uncertainties as to our ability to achieve reduced costs for Gibraltar and to otherwise control our operating costs without impacting our planned copper production;
  our high level of indebtedness and its potential impact on our financial condition and the requirement to generate cash flow to service our indebtedness and refinance such indebtedness from time to time;
  any increases in interest rates, by central banks may increase our borrowing costs and impact the profitability of our operations;
  the amounts we are required to pay for our acquisition of Cariboo will increase with higher copper prices;
  the risk of inadequate insurance or inability to obtain insurance to cover our business risks;
  uncertainties related to the accuracy of our estimates of Mineral Reserves, Mineral Resources, production rates and timing of production, future production and future cash and total costs of production and milling;
  the risk that we may not be able to expand or replace Mineral Reserves as our existing Mineral Reserves are mined;
  the risk that the results from our ramp up and initial operations of Florence Copper will not meet our estimates of operating costs, revenue, sustaining capital, rates of return and cash flows from operations which have been projected by the technical report for Florence Coopper;
  the risk of ramp up of the commercial facilities at Florence Copper, resulting in not achieving commercial production within our current projected timeline or within our current projected cost estimates;
  our ability to comply with all conditions imposed under the APP and UIC permits for the operation of Florence Copper;
  the availability of, and uncertainties relating to, any additional financing necessary for the continued operation and development of our projects, including with respect to our ability to obtain any additional financing, if needed, to continue commercial operations at Florence Copper;
  shortages of water supply, critical spare parts, acid, diesel, maintenance service and new equipment and machinery or our ability to manage surplus water on our mine sites may materially and adversely affect our operations and development projects;
  our ability to comply with the extensive governmental regulation to which our business is subject;
  uncertainties related to our ability to obtain necessary title, licenses and permits for our development projects and project delays due to third party opposition;
  uncertainties related to Indigenous people’s claims and rights, and legislation and government policies regarding the same;
  our reliance on the availability of infrastructure necessary for development and on operations, including on rail transportation and port terminals for shipping of our copper concentrate production from Gibraltar, and rail transportation and power for the feasibility of our other British Columbia development projects;
  uncertainties related to unexpected judicial or regulatory proceedings;
  changes in, and the effects of, the laws, regulations and government policies affecting our exploration and development activities and mining operations;
  potential changes to the mineral tenure system in British Columbia, which is undergoing reform including for compliance with the Declaration Act (British Columbia);
  our dependence on our 100% interest in Gibraltar and in due course, Florence Copper for our revenues and our operating cash flows;
  our ability to extend existing concentrate off-take agreements and cathode purchase agreements or enter into new agreements;
  environmental issues and liabilities associated with mining including processing and stockpiling ore;
  labour strikes, work stoppages, or other interruptions to, or difficulties in, the employment of labour in markets in which we operate mines, industrial accidents, equipment failure or other events or occurrences, including third party interference that interrupt the production of minerals in our mines;
  environmental hazards and risks associated with climate change, including the potential for damage to infrastructure and stoppages of operations due to extreme cold, extreme heat, forest fires, flooding, drought, earthquakes or other natural events in the vicinity of our operations;
  litigation risks and the inherent uncertainty of litigation;
  our actual costs of reclamation and mine closure may exceed our current estimates of these liabilities;
  our ability to renegotiate our existing union agreement for Gibraltar when it expires in May 2027;
  the capital intensive nature of our business both to sustain current mining operations and to develop any new projects;
  our ability to develop new mining projects may be adversely impacted by potential indigenous joint decision-making and consent agreements being implemented by the Government of British Columbia under the B.C. Declaration on the Rights of Indigenous Peoples Act;
  our reliance upon key personnel;
  the competitive environment in which we operate;
  the effects of forward selling instruments to protect against fluctuations in copper prices and other input costs including diesel and acid;
  the risk of changes in accounting policies and methods we use to report our financial condition, including uncertainties associated with critical accounting assumptions and estimates;
  uncertainties relating to the war in Ukraine and other future geopolitical events including social unrest, which could disrupt financial markets, supply chains, availability of materials and equipment and execution timelines for any project development;
  recent changes to U.S. trade policies and tariff risks may adversely impact overall economic conditions, copper markets, supply chains, metal prices and input costs; and
  other risks detailed from time-to-time in our annual information forms, annual reports, MD&A, quarterly reports and material change reports filed with and furnished to securities regulators, and those risks which are discussed under the heading “Risk Factors”.

For further information on Taseko, investors should review the Company’s annual report on Form 40-F filed with the United States Securities and Exchange Commission and available at www.sec.gov and home jurisdiction filings that are available at www.sedarplus.ca.